MANAGEMENT INFORMATION CIRCULAR

As at May 11, 2016
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canarc Resource Corp. (“Canarc” or the “Company”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on June 21, 2016 at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of Canarc at nominal cost. The cost of this solicitation will be borne by Canarc.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of Canarc (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of Canarc’s management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Meeting may do so either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

To be valid, a form of proxy must be dated and signed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing. In the case of a corporation, the form of proxy must be signed by a duly authorized officer of or attorney for the corporation.

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The completed form of proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by fax: Within North America: 1-866-249-7775 Outside North America: 1-416-263-9524, or by following the procedure for Internet voting provided in the accompanying form of proxy, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) or postponement(s) thereof.

REVOCATION OF PROXIES

A Registered Shareholder who has given a proxy may revoke it by an instrument in writing that is signed by the Registered Shareholder, the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a corporation, a duly authorized officer or attorney of the corporation and delivered to the office of Computershare Investor Services Inc. by mail, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by fax: Within North America: 1-866-249-7775 Outside North America: 1-416-263-9524, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or to the Chairman of the Meeting or any adjournment(s) or postponement(s) thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the common shares (the “Common Shares”) of the Company represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Share will be voted or withheld from voting on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND APPPINTMENT OF AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, the management of Canarc knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Canarc are “non-registered” shareholders because the Common Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

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Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to Canarc are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to Canarc are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, Canarc has elected to send the Notice of Meeting, this Information Circular and the proxy (collectively the “Meeting Materials”) indirectly through the Intermediaries to the NOBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. OBO’s will not receive the Meeting Materials unless their intermediary assumes the costs of delivery.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by Canarc or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her/its behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors (the “Board”) of Canarc fixed May 11, 2016 as the record date (the “Record Date”) for the determination of the shareholders entitled to vote at the Meeting. Only the holders of Common Shares of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.

Canarc is authorized to issue an unlimited number of Common Shares without par value, of which 215,106,264 Common Shares are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of Canarc, there are no persons or companies beneficially owning, directly or indirectly, or exercising control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Canarc as at May 11, 2016.

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INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting:

(a)	any director or executive officer of Canarc at any time since the commencement of Canarc’s last completed financial year;
(b)	any proposed nominee for election as a director of the Company; and
(c)	any associate or affiliate of any of the foregoing persons.

Appointment And Remuneration Of Auditor

The management of the Company will nominate Smythe LLP, Chartered Professional Accountants, of 700 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Election of Directors

Advance Notice Policy

The Company adopted an advance notice policy (the “Advance Notice Policy”) on June 25, 2013, which Advance Notice Policy was attached as Schedule “A” to the Company’s 2014 Management Information Circular. The Advance Notice Policy was adopted by the Board and ratified, confirmed and approved by the Company’s shareholders at the Company’s Annual General Meeting held on June 26, 2014. The Advance Notice Policy remains in full force and effect and is available for viewing on SEDAR at www.sedar.ca. Any additional director nominations for the Meeting must have been received by the Company in compliance with the Advance Notice Policy no later than the close of business on May 17, 2016. As no such nominations were received by the Company prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

The Board presently consists of five directors and it is intended to elect five directors for the ensuing year. Shareholders will therefore be asked to approve an ordinary resolution to set the number of directors at five. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

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The following information concerning the respective nominees has been furnished by each of them:

Name, Current Position with the Company, Province/State and Country of Residence	Present Principal Occupation, Business or Employment and, if not an Elected Director, Principal Occupation, Business or Employment During the Past Five Years(1)	Period as a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly or over which Direction or Control is Exercised(2)
Bradford J. Cooke Chairman and Director British Columbia, Canada	Chairman and Director of Canarc; and CEO and Director of Endeavour Silver Corp.	since Jan. 22, 1987	8,053,580
Leonard Harris(3)(5) Director Colorado, U.S.A.	Retired.	since May 30, 2001	2,074,290
Martin Burian(3)(4) Director British Columbia, Canada	CFO of Cap-Ex Iron Ore Ltd.; Director of Atlas Cloud Enterprises Inc.; and Director of Elysee Development Corp.	since November 1, 2013	24,820
Deepak Malhotra(3)(4)(5)(6) Director Colorado, U.S.A.	President, Resource Development Inc. an international mining consulting company located in Wheat Ridge, CO.	since June 29, 2015	416,667
Akiba Leisman Director New York, U.S.A.	Director of Marlin Gold Mining Ltd. (since September 2012); Director of Golden Reign Resources Ltd. (since July 2014); Consultant to Wexford Capital LP (since 2011); and Senior Analyst for Red Kite Capital Management (April 2008 to August 2011.	since October 28, 2015	Nil

(1)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years. The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.
(2)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.
(3)	Member of Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of Nomination Committee.
(6)	Technical, Environmental, Social and Safety Committee.

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Shareholders can vote for all of the proposed nominees for directors of the Company, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as directors of the Company.

Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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Majority Voting Policy

The Board adopted a majority voting policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director will be expected to promptly tender a resignation for consideration by the Nomination Committee and the Board. The Nomination Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Nomination Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.

The Nomination Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the majority voting policy may not participate in the recommendation of the Nomination Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Nomination Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the majority voting policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Statement Of Executive Compensation

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);
(b)	the Company’s Chief Financial Officer (“CFO”);
(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and
(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2015, the NEOs of the Company were Catalin Chiloflischi (CEO), Garry D. Biles (President & Chief Operating Officer), Philip Yee (CFO), and Bradford J. Cooke (former CEO).

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The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2015.

Compensation Discussion and Analysis

During the financial year ended December 31, 2012, the Company established a Compensation Committee comprised of two independent directors. The current Compensation Committee is comprised of Deepak Malhotra and Martin Burian, both of whom are independent directors within the meaning of National Instrument 52-110 Audit Committee and have direct experience in dealing with compensation matters.

Deepak Malhotra holds a PhD in mineral economics and is a metallurgical engineer and mineral economist with over 40 years of experience. He has a wealth of knowledge and experience in metallurgical research, process development for new mineral properties, plant troubleshooting, plant audits, detailed engineering and overall business management. He has worked for over 50 gold projects throughout the world. Mr. Malhorta is President of Resource Development Inc., a mining consulting services company.

Martin Burian is a Chartered Professional Accountant and Chartered Business Valuator with over eighteen years of investment banking experience. He has a wealth of knowledge and expertise in corporate finance and advisory services, including mergers and acquisitions in mineral exploration and mining. He is currently the CFO of Cap-Ex Iron Ore Ltd., and a director of Elysee Development Corp. and Atlas Cloud Enterprises Inc. From February 2014 to February 2016, Mr. Burian was CFO and a director of Tinkerine Studio Ltd. Mr. Burian was Managing Director of Investment Banking at Haywood Securities Inc. from 2010 until mid-2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010. Mr. Burian obtained his CPA and CBV designations while at KPMG and obtained his Bachelor of Commerce from the University of British Columbia in 1986.

The Board is of the view that the members of the Compensation Committee collectively have the knowledge, skills, experience and background to make decisions on the suitability of the Company’s compensation policies and practices.

The Board is responsible for establishing and monitoring the Company’s long range plans and programs for attracting, retaining, developing and motivating employees. The Board reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation.

The Company’s compensation policies and programs are designed to be competitive with similar mining exploration companies at a similar stage of development as the Company and to recognize and reward executive performance consistent with the success of the Company’s business. The significant objectives, elements and formula for compensation to be awarded to, earned by, paid to, or payable to NEOs for the year ended December 31, 2015, were to:

(i)	Attract and retain experienced and talented executive officers; and
(ii)	Encourage value creation by executive officers.

The compensation program is designed to reward performance by the NEO in respect of their duties and responsibilities; to reward the attainment of the goals set for the NEO in conjunction with the strategic plan of the Company and to reward extraordinary performance beyond the goals set for the NEO.

The significant elements of compensation awarded by the Company to the NEOs are cash salary, stock options and/or annual bonuses.

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Cash Salary:

The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company. The salary to be paid to a particular NEO is determined by publications of mining industry surveys and/or other available information from the mining and exploration industry. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. The payment of such salary may impact on other elements of the compensation package to a particular NEO.

The Compensation Committee reviews the compensation of senior officers and management, and provides recommendations to the Board for discussion and approvals, without any formal objectives, criteria and analysis due to the current size of the Company and the current stage of its mineral projects.

Annual bonus: stock options, etc:

The CEO reviews any proposed bonuses and stock option grants with the President, which are then submitted to the Board for review and approval. Annual bonus, if any, and stock options are not based on objective and formal measures, such as share price and E/P ratios, due to the current size of the Company and the current stage of its mineral property. For a description of the Company’s stock option plan, see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Following the year ended December 31, 2015, the Company did not take any action or make any decisions or policies that could affect a reasonable person’s understanding of any NEO’s compensation for the most recently completed financial year, except as disclosed in this Information Circular.

The NEO’s were not given specific performance goals for the fiscal year ended December 31, 2015.

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Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange S&P/TSX Composite Total Return Index Value for the period commencing December 31, 2010 and ending December 31, 2015.

Chart 1 Comparison of Total Shareholder Return on Common Shares
of the Company and the Toronto Stock Exchange Indice
(based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

The share price of the Company has under-performed the S&P/TSX Composite Total Return Index Value for each year during the five-year period ended December 31, 2015. This is primarily due to the Company being an exploration and development stage company during this period and latterly due to the global economic downturn. The Board does not believe that the under performance of the Company’s shares is reflective of management’s performance, and accordingly, the total compensation of the NEO’s is not based upon how the Company performs in comparison to the S&P/TSX Composite Total Return Index Value.

Option Based Awards

As stated elsewhere herein, the Company has in place an Employee Incentive Stock Option Plan (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Compensation Committee. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than ten (10) years after the issuance of such option. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX (the “Exchange”) and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan.

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The process by which the Board grants option-based awards to executive officers is:

•	Options are generally granted to corporate executives in the first half of each year as part of the annual compensation review. Any special compensation is typically granted in the form of options. Options may be granted at other times of the year to individuals commencing employment with the Company. The price per share at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the TSX (the “Exchange”) during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted.
•	The Board approves base salaries, annual cash incentives and stock options at the same time as it completes the annual compensation review of executive officers. Options may be granted at other times of the year to individuals commencing employment with the Company.

Compensation Risk Assessment and Mitigation

The Board and the Compensation Committee have considered the implications of the risks associated with the Company’s compensation policies and practices. The Board and the Compensation Committee are responsible for setting and overseeing the Company’s compensation policies and practices. The Board and Compensation Committee do not provide specific monitoring and oversight of compensation policies and practices of the Company but do review, consider and adjust these matters annually. The Company does not use any specific practices to identify and mitigate compensation policies that could encourage a Named Executive Officer or individual at a principal business unit or division to take inappropriate or excessive risks. These matters are dealt with on a case-by-case basis. The Company currently believes that none of its policies encourage its NEOs to take such risks. The Company has not identified any risks arising from its compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There are no restrictions on NEOs or directors regarding the purchase of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the financial year ended December 31, 2015, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

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Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2015 is as set out below and expressed in Canadian dollars unless otherwise noted (the amounts disclosed in the table below have been converted from United States (“US”) dollars to Canadian dollars using the average rates published by the Bank of Canada of Cdn$1.2785 per US$1 for the financial year ended December 31, 2015; the rate of  Cdn$1.1046 per US$ for the financial year ended December 31, 2014 and the rate of Cdn$1.0298 per US$1 for the financial year ended December 31, 2013.):

Name and principal position	Year	Salary(1) ($)	Share-based awards($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual Incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke Director, Chairman and former CEO	2015	Nil	Nil	$60,265	$180,000(8)	Nil	Nil	Nil	$240,265
	2014	Nil	Nil	$63,620	Nil	Nil	Nil	$4,000	$67,620
	2013	$18,511	Nil	$31,639	Nil	Nil	Nil	$8,000	$58,150
Catalin Chiloflischi) CEO	2015	$175,652	Nil	$50,993	$35,000(9)	Nil	Nil	Nil	$261,645
	2014	$154,852	Nil	$99,193	Nil	Nil	Nil	Nil	$254,045
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Garry D. Biles President and COO	2015	$214,615	Nil	$64,901	Nil	Nil	Nil	Nil	$279,516
	2014	$207,925	Nil	$63,620	Nil	Nil	Nil	Nil	$271,545
	2013	$201,095	Nil	$25,311	Nil	Nil	Nil	Nil	$226,406
Stewart Lockwood (10) Former Secretary	2015	Nil	Nil	Nil	Nil	Nil	Nil	$75,825 (13)	$75,825
	2014	Nil	Nil	$3,976	Nil	Nil	Nil	$112,235 (13)	$116,211
	2013	Nil	Nil	$6,328	Nil	Nil	Nil	$69,435 (13)	$75,763
Philip Yee (11) CFO and Vice-President, Finance and Secretary	2015	$105,048	Nil	$27,815	Nil	Nil	Nil	Nil	$132,863
	2014	$106,273	Nil	$31,810	Nil	Nil	Nil	Nil	$138,083
	2013	$90,877	Nil	$18,984	Nil	Nil	Nil	Nil	$109,861

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under Canarc’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.
(3)	These amounts include annual non-equity incentive plan compensation, such as severance, bonuses and discretionary amounts for the year ended December 31, 2015.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2015 and include directors fees, as applicable, or other stipends related to Board committee fees, if any.
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each officer and director where applicable.
(8)	Mr. Bradford Cooke resigned as CEO effective January 13, 2014 but remains Chairman and Director. In March 2016, Canarc paid Mr. Cooke a one time discretionary bonus of $180,000 in connection with Mr. Cooke ceasing to act as CEO effective January 13, 2014.
(9)	Mr. Catalin Chiloflischi was appointed CEO effective January 13, 2014. Mr. Chiloflischi received a discretionary annual cash bonus of $35,000 in respect of the financial year ended December 31, 2015.
(10)	Legal fees charged to Canarc by a law firm in which Mr. Stewart Lockwood is a partner. Mr. Lockwood resigned as Secretary of Canarc effective December 8, 2015.
(11)	Mr. Philip Yee was appointed Secretary of Canarc on December 8, 2015.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

An Incentive Stock Option Plan was created by the Company in June 1993 and periodically revised since then, with the most recent revision in June 2013 in order to keep the Company’s Incentive Stock Option Plan current with the policies of the Toronto Stock Exchange (the “Exchange”).

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The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2015, for each NEO:

	Option-based Awards (1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Bradford J. Cooke(2)	1,300,000	$0.06	December 8, 2020	Nil	N/A	N/A	N/A
	500,000	$0.08	June 26, 2018	Nil	N/A	N/A	N/A
	800,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Catalin Chiloflischi(3)	500,000	$0.05	January 14, 2019	Nil	N/A	N/A	N/A
	1,100,000	$0.06	December 8, 2020	Nil	N/A	N/A	N/A
	1,000,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Garry Biles	1,400,000	$0.06	December 8, 2020	Nil	N/A	N/A	N/A
	400,000	$0.08	June 26, 2018	Nil	N/A	N/A	N/A
	800,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Philip Yee	600,000	$0.06	December 8, 2020	Nil	N/A	N/A	N/A
	300,000	$0.08	June 26, 2018	Nil	N/A	N/A	N/A
	400,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A

Notes:

(1)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(2)	Mr. Bradford Cooke resigned as Chief Executive Officer effective January 13, 2014 but remains Chairman and Director.

(3) Mr. Catalin Chiloflischi was appointed Chief Executive Officer effective January 13, 2014.

Employment Agreements

Messrs. Catalin Chiloflischi, Garry Biles and Philip Yee have entered into employment agreements with the Company. Particulars of their Employment Agreements are set out herein under the heading “Termination and Change of Control Benefits”.

14

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2015, for each NEO:

Name	Option-based awards (1) ($)		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Bradford Cooke	745,000	$Nil	N/A	N/A	Nil
Catalin Chiloflischi	875,000	$Nil	N/A	N/A	Nil
Garry Biles	750,000	$Nil	N/A	N/A	Nil
Philip Yee	370,000	$Nil	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date
(2)	Aggregate dollar value realized upon vesting of share-based awards

Pension Plan Benefits

The Company does not provide pension plan benefits for its directors, officers or employees.

Termination and Change in Control Benefits

The Company entered into employment agreements which include change of control provisions with each of Catalin Chiloflischi, Garry Biles and Philip Yee, which agreements have been approved by the Board. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2015, the total cost to the Company of related payment to the NEOs is estimated at approximately CAD$1.03 million. Estimated payments to individual NEOs are described below assuming mentioned events have occurred on December 31, 2015.

Catalin Chiloflischi, Chief Executive Officer

On January 10, 2014, an Executive Employment Agreement between the Company and Mr. Catalin Chiloflischi was signed in respect of Mr. Chiloflischi’s capacity as CEO for the Company (the “Prior Agreement”). The Prior Agreement provided for a base remuneration of CAD$150,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of the Company. Effective June 26, 2014, the parties entered into an Executive Employment Agreement which was amended on December 8, 2015 (the “Chiloflischi Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Chiloflischi’s appointment as the CEO of the Company and that his services and skills may be provided to the Company’s subsidiaries, if any, or other affiliated or related companies or other companies that share office space with the Company, or other companies located on the premises, or their subsidiaries or affiliated or related companies (the “Other Entities”), and that his salary may, in part, be paid by one of those other entities. The Chiloflischi Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Chiloflischi Contract also contains confidentiality provisions of indefinite application. The Chiloflischi Contract provides that, upon termination without cause, Mr. Chiloflischi is entitled to receive approximately CAD$225,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Chiloflischi Contract provides that upon voluntary resignation, Mr. Chiloflischi is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board. In the event of a resignation or termination within 6 months of a change in control, Mr. Chiloflischi is entitled to receive approximately CAD$400,500 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Chiloflischi within the 12 month period prior to the time of termination. The Chiloflischi Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

15

Garry Biles, President and COO

Garry Biles initially entered into an agreement dated effective January 23, 2007 (the “Prior Agreement”) whereby the parties entered into a Consulting Agreement to provide the Company with the services of Garry Biles as V-P, Mining and General Manager, New Polaris in consideration and upon the terms set out in the Prior Agreement, as amended June 1, 2011 and January 1, 2012. Effective June 26, 2014, the parties entered into an Executive Employment Agreement (the “Biles Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Biles’ appointment as the President and COO of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Aztec Metals Corp. or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Biles Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Biles Contract also contains confidentiality provisions of indefinite application. The Biles Contract provides that, upon termination without cause, Mr. Biles is entitled to receive approximately CAD$200,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Biles Contract provides that upon voluntary resignation, Mr. Biles is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board. In the event of a resignation or termination within 6 months of a change in control, Mr. Biles is entitled to receive approximately CAD$400,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Biles within the 12 month period prior to the time of termination The Biles Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

Philip Yee, CFO, Vice-President, Finance

Philip Yee initially had an employment services arrangement (the “Prior Agreement”) whereby Philip Yee provided the Company with the services of Philip Yee as CFO of the Company, all in consideration and upon the terms as agreed to. Effective January 1, 2012, as amended June 26, 2014, the parties entered into an Executive Employment Agreement (the “Yee Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Yee’s appointment as the CFO and Vice-President, Finance of the

Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp. or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Yee Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Yee Contract also contains confidentiality provisions of indefinite application. The Yee Contract provides that, upon termination without cause, Mr. Yee is entitled to receive approximately CAD$193,500 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Yee Contract provides that upon voluntary resignation, Mr. Yee is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board. In the event of a resignation or termination within 6 months of a change in control, Mr. Yee is entitled to receive approximately CAD$211,300 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Yee within the 12 month period prior to the time of termination. The Yee Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

16

Director Compensation

Director Compensation Table

The Company ceased paying director’s fees as of June 30, 2014. Effective July 2, 2014, directors who are members of committees or serve as chairman on committees of the Board will be paid for each meeting of a committee that they attend. Each committee chairman earned $1,000 per quarter for each committee meeting attended and each committee member earned $500 per quarter for each committee meeting attended.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year ended December 31, 2015 is set out in the table below:

Name(1)	Fees earned ($) (2)	Share-based Awards ($)		Option-based awards ($) (3)		Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(4) ($)	Total ($)
		No. of Shares or Units of Shares	Value based on Grant Date Fair Value	No. of Securities Underlying Options	Value based on Grant Date Fair Value
Leonard Harris	$3,000	Nil	Nil	500,000	$23,179	Nil	Nil	Nil	$26,179
Bruce Bried (5)	$2,000	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$2,000
Martin Burian	$5,500	Nil	Nil	200,000	$9,272	Nil	Nil	Nil	$14,772
Deepak Malhotra (6)	$3,500	Nil	Nil	200,000	$9,272	Nil	Nil	Nil	$12,772
Akiba Leisman (7)	Nil	Nil	Nil	200,000	$9,272	Nil	Nil	Nil	$9,272

Notes:

(1)	Does not include disclosure for a director who is also an NEO unless compensation has not previously been fully disclosed herein.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees. Directors’ fees have been accrued.
(3)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(4)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.
(5)	Mr. Bruce Bried did not stand for re-election as the Company annual general meeting held on June 29, 2015.
(6)	Mr. Deepak Malhotra was nominated to the Board on June 29, 2015.
(7)	Mr. Akiba Leisman was nominated to the Board on October 30, 2015.

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The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2015, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Leonard Harris	500,000	$0.06	December 8, 2020	Nil	N/A	N/A	N/A
	200,000	$0.08	June 26, 2018	Nil	N/A	N/A	N/A
	300,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Martin Burian	200,000	$0.06	December 8, 2020	Nil	N/A	N/A	N/A
	300,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Deepak Malhotra (2)	200,000	$0.06	December 8, 2020	Nil	N/A	N/A	N/A
Akiba Leisman (3)	200,000	$0.06	December 8, 2020	Nil	N/A	N/A	N/A

Notes:

(1)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(2)	Mr. Deepak Malhotra was nominated to the Board on June 29, 2015.
(3)	Mr. Akiba Leisman was nominated to the Board on October 28, 2015.

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The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2015, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year(1) ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Leonard Harris	285,000	$Nil	N/A	N/A	Nil
Bruce Bried (3)	100,000	$Nil	N/A	N/A	Nil
Martin Burian	170,000	$Nil	N/A	N/A	Nil
Deepak Malhotra (4)	50,000	$Nil	N/A	N/A	Nil
Akiba Leisman (5)	50,000	$Nil	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Aggregate dollar value realized upon vesting of share-based awards.
(3)	Mr. Bruce Bried did not stand for re-election as the Company annual general meeting held on June 29, 2016.
(4)	Mr. Deepak Malhotra was nominated to the Board on June 29, 2015.
(5)	Mr. Akiba Leisman was nominated to the Board on October 28, 2015.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company’s Incentive Stock Option Plan (the “Plan”) which was created by the Company in May, 2006 and initially approved by the shareholders of the Company at the Company’s Annual General Meeting held June 29, 2006 and most recently at the Company’s Annual General Meeting held on June 25, 2013.

The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Compensation Committee. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 18,888,434 Common Shares, being 8.78% of the Company’s current issued and outstanding share capital (215,106,264 shares as of May 11, 2016).

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

As at May 11, 2016, incentive stock options to purchase up to a total of 11,590,000 common shares are outstanding (5.39% of the Company’s current issued and outstanding share capital of 215,106,264). As at May 11, 2016, there were available for granting a total of 7,298,434 incentive stock options (approximately 3.39% of the Company’s current issued and outstanding share capital).

19

Some of the more material attributes of the Company’s Plan are as follows:

•	The Plan complies with the rules set forth for such plans by the Exchange and provides for the issuance of Options to directors, executive officers, employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company. The Options are issued at the discretion of the Compensation Committee made up of the independent members of the Board (the “Committee”);
•	The number of shares reserved for issuance pursuant to Options granted to insiders under the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);
•	The issuance to insiders, within any 12 month period, of Common Shares pursuant to the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);
•	In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);
•	The price per share (the “Market Price”) at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the Exchange during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted;
•	The Company presently does not have a share purchase plan, however, under the Plan, an Optionee may, as has been previously determined by the Board on a case by case basis, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price;
•	Options granted may have a vesting period as required by the Board on a case by case basis;
•	Options may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board;
•	An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and Exchange policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries;
•	An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee;
•	In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;
•	The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan;
•	Disinterested shareholder approval shall be required for the reduction in the exercise price per share of Options previously granted to Insiders;

20

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2015:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Securityholders	11,920,000 Options	$0.08	6,968,434 Options
Equity compensation plans not approved by Securityholders	Nil	Nil	Nil
Total	11,920,000 Options	$0.10	6,968,434 Options

Audit Committee

The Company’s audit committee is currently comprised of three independent directors, Martin Burian, Leonard Harris and Deepak Malhotra. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors’ qualifications and independence. In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it. The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. The Audit Committee also has oversight responsibility for the Company’s internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2015 as filed on SEDAR on March 29, 2016 (see www.sedar.com).

21

 Statement of Corporate Governance Practices

The Canadian Securities Administrators have adopted National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose, on an annual basis, their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure by the Company is set out below.

The Board of Directors

The Board currently consists of five directors, of which three directors (Leonard Harris, Martin Burian and Deepak Malhotra) are currently “independent” in the context of the Policy. Bradford J. Cooke is not independent because he was the CEO of the Company until his resignation on January 13, 2014 but remains the Company’s Chairman and a director. Akiba Leisman is not independent because he is a Director and CEO of Marlin Gold Mining Ltd. which in October 2015 was an Insider of Canarc by virtue of it holding more than 10% of the common shares of Canarc. Accordingly, a majority of the Board is independent.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp. Radius Gold Inc.
Martin Burian	Atlas Cloud Enterprises Inc. Cap-Ex Iron Ore Ltd. Elysee Development Corp.
Akiba Leisman	Marlin Gold Mining Ltd. Golden Reign Resources Ltd.
Leonard Harris	Coronet Metals Inc. Cardero Resource Corp. Wealth Minerals Ltd. Standard Tolling Corp. Solitario Exploration & Royalty Corp.

22

 The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Bradford J. Cooke is the Chair of the Board. Martin Burian, an independent director, was appointed the Lead Director of the Board with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts from his status as a non-independent Board member given that Mr. Cooke, as Chairman, was the Chief Executive Officer until his resignation on January 13, 2014.

From January 1, 2015 to December 31, 2015, the Company has held seven (7) Board meetings. The attendance record of the directors at the board meetings held during the financial year ended December 31, 2015 is as follows:

Name of Director	Attendance at Board Meetings
Bradford J. Cooke	7 of 7 meetings
Leonard Harris	7 of 7 meetings
Bruce Bried (1)	2 of 7 meetings
Martin Burian	7 of 7 meetings
Deepak Malhotra (2)	4 of 7 meetings
Akiba Leisman (3)	1 of 7 meetings
(1)	Mr. Bruce Bried did not stand for re-election as the Company annual general meeting held on June 29, 2015.
(2)	Mr. Deepak Malhotra was nominated to the Board on June 29, 2015.
(3)	Mr. Akiba Leisman was nominated to the Board on October 30, 2015.

23

 The Board has not adopted a written code for the directors, officers and employees.

Board Mandate

The Company does not have a written Board Mandate. The Board is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

•	the strategic planning process of the Company;
•	identification and management of the principal risks associated with the business of the Company;
•	planning for succession of management;
•	the Company's policies regarding communications with its shareholders and others; and
•	the integrity of the internal controls and management information systems of the Company.

 In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR in the Company’s AIF as filed on SEDAR on March 29, 2016 under the Company’s profile.

24

 Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee. If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be established. The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors. Proposals are put forth by the Board and management and considered and discussed. If a candidate looks promising, the Board and management will conduct due diligence on the candidate and if the results are satisfactory, the candidate is invited to join the Board.

Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Report on Executive Compensation

The Company’s compensation program is based on a pay-for-performance philosophy. The compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the named executive officers, as well as for executive officers as a whole consists of a base salary, along with annual incentive compensation in the form of an annual bonus, if any, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly. The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s CEO prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the President and the CFO, are then submitted for approval by the Board.

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Bonus

The Board annually evaluates performance and may allocate an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to any bonuses to be paid to the executive officers and to senior management.

Stock Options

The Plan is administered by the Compensation Committee. The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole. See “Securities Authorized for Issuance under Equity Compensation Plans” for a description of the Plan.

Directors’ and Officers’ Liability Insurance

In January 2014, the Company renewed its policy which had a CAD$1 million limit of liability, retentions of up to CAD$50,000, and a policy period from January 1, 2014 to January 1, 2015 for a premium of CAD$14,000. In October 2014, the Company increased its coverage to CAD$5 million limit of liability and extended the term to October 17, 2015 for a net premium of $25,048. In October 2015, the Company renewed its directors and officers liability insurance with a coverage of up to CAD$5 million for a premium of CAD$15,000.

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Leonard Harris (Chairman)	The function of the Nomination Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board, and to oversee management continuity planning processes.
Deepak Malhotra
Compensation	Deepak Malhotra (Chairman) Martin Burian	The Compensation Committee shall advise and make recommendations to the Board in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors. See “Compensation Discussion and Analysis” for further details about the Compensation Committee.
Technical, Environmental, Social, Safety	Deepak Malhotra	The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

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 The Board also has a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
Chief Executive Officer or President, and

A Disclosure Policy Committee oversees corporate disclosure practices and ensures implementation and adherence to this policy. The Disclosure Policy Committee's responsibilities include:

•                     maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;

•                     developing and implementing procedures to regularly review;

•                     update and correct corporate disclosure information, including information on the Internet website;

•                     bringing this policy to the attention of directors, management and staff;

•                     monitoring compliance with this policy and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;

•                     reviewing this policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and

•                     ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in this policy.

Vice-President or Manager of Investor Relations

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

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Policies Regarding the Representation of Women on the Board

The Company has not adopted a written policy relating to the identification and nomination of women directors. The Company is an equal opportunity employer and believes that supporting a diverse workplace is a business essential that helps the Company and its Board attract and retain the brightest and most talented individuals in the industry. The Company believes that this diversity philosophy is well entrenched and accepted by all of its employees, including its Board, executive officers and employees generally. The Company does not believe that a written policy is necessary to further advance the Company’s commitment to a diverse workplace.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board supports the principle of boardroom diversity. The Nomination Committee considers diversity (including, among other important qualifications, gender, age, geography and nationality) when reviewing qualified candidates for recommendation for election to the Board. The Board’s aim is to have a broad range of approaches, backgrounds, skills and experience represented on the Board and to make appointments on merit and against objective criteria, including diversity. When the Nomination Committee engages in the nomination process, searches for potential nominees are conducted so as to put forward a diverse range of candidates, including women candidates.

Consideration Given to the Representation of Women in Executive Officer Appointments

When identifying candidates for executive officer positions, the Company takes a similar approach, considering, among other factors, professional competencies, industry or other relevant experience, education, leadership style and experience, merit and personal attributes, including gender diversity, to build a strong executive team.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board has not set specific targets as to the number of women board members, nor has the Board set specific targets as to the number of executive officers who are women. The Company’s selection process is based on merit, having regard to the various skills, abilities, qualifications and competencies needed for the particular position, of which diversity is one of several important factors that are considered.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Information Circular, 0% (0 out of 5) of the Company’s Director nominees are women, and 0% (0 out of 4) of the Company’s executive team are women.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of Canarc or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to Canarc (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of Canarc or any of its subsidiaries.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the fiscal year ended December 31, 2015, the Company had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere herein, general and administrative costs during 2015, 2014 and 2013 include:

					Net balance receivable (payable)
($000s)		Years ended December 31,			as at December 31,
	2015	2014	2013	2015		2014

Key management compensation:
Executive salaries and remuneration (1)	$ 415	$ 441	$ 428	$ (190)		$ (203)
Severance	141	136	-	(130)		(4)
Directors fees	11	18	29	(3)		(198)
Share-based payments	153	205	76	-		-
	$ 720	$ 800	$ 533	$ (323)		$ (405)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 59	$ 102	$ 67	$ (145)		$ (172)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	38	(74)	59	(102)		(141)

Write-down of long-term investments (4)	-	-	91	-		-

Write-off of receivables (5)	-	-	54	-		-

(1)	Includes key management compensation which is included in mineral property interests and corporate development.

(2)	Includes legal fees which are included in share issuance expenses.
(3)	The company(ies) include Aztec Metals Corp., BYG Ventures Ltd. (“BYG”) and Endeavour Silver Corp. which share certain common director(s), and Caza Gold Corp. which shared a common director until December 17, 2013.
(4)	The Company wrote-down its investment in Aztec to a nominal value of CAD$100 in 2013.
(5)	The Company wrote-off receivables from Aztec and BYG in 2013.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Canarc shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to Canarc are on a full cost recovery basis. Any balances due to related parties are payable on demand.

On September 24, 2015, the Company issued 2 million shares at a value of CAD$0.07 in settlement of partial salaries owed to certain officers and fees owed to certain directors in which the latter also forgave a certain portion of outstanding directors fees owed, resulting in a gain on debt settlement of $54,000.

 On October 8, 2015, the Company entered into the Agreement for the Purchase of all the Shares of Oro Silver Resources Ltd. with Marlin Gold Mining Ltd. (“Marlin Gold”) which closed on October 30, 2015 (the “Share Purchase Agreement”). As consideration the Company issued 19 million common shares to Marlin Gold to acquire a 100% interest in Marlin Gold’s wholly-owned subsidiary, Oro Silver, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver. The terms of the Share Purchase Agreement include the following:

-	On each of the first three anniversaries of the closing date of the Share Purchase Agreement, 55 troy ounces of gold (or the U.S. dollar equivalent) will be paid by the Company to Marlin Gold or to any of its subsidiaries;
-	Certain mineral concessions named Altiplano include a 3% NSR royalty and a buy back option. Marlin Gold retains the Altiplano royalty and buy back option, and will receive a 1.5% NSR on all non-Altiplano claims that currently have no royalties associated with them;
-	Marlin Gold invested CAD$100,000 in the Company’s private placement at CAD$0.06 per unit with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.08 per share until October 30, 2018 (Note 13(b)(ii)); and
-	Marlin Gold nominated one person to the Company’s Board of Directors.

The Share Purchase Agreement is considered to be outside the scope of IFRS 3 Business Combinations since Oro Silver does not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

The closing of the Share Purchase Agreement resulted in Marlin Gold becoming an Insider of the Company by virtue of having a 10.79% interest in the Company as at the closing date of October 30, 2015.

In each case the transactions described above were, in the Company’s view, completed on terms no less favorable to the Company than if they had been entered into with unaffiliated parties.

The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)	any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of Canarc which are to any substantial degree performed by a person other than a director or executive officer of Canarc.

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 PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

Additional information relating to the Canarc is available on SEDAR at www.sedar.com. A securityholder may contact Canarc at 301 – 700 West Pender Street, Vancouver, BC V6C 1G3, telephone: 604.685.9700 or fax: 604.685.9744 to request copies of Canarc’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in Canarc’s comparative financial statements and MD&A for its most recently completed financial year ended December 31, 2015.

BOARD APPROVAL

The contents of this Information Circular and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of Canarc and to the appropriate governmental agencies, have been approved in substance by the directors of Canarc pursuant to resolutions passed as of May 13, 2016.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Canarc Resource Corp.

“Catalin Chiloflischi
Catalin Chiloflischi, Chief Executive Officer